Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

May 21, 2025
Re:	Aura Minerals Inc. Draft Registration Statement on Form F-1 Submitted April 15, 2025 CIK No. 0001468642

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jennifer O'Brien
Shannon Buskirk
John Coleman
Cheryl Brown
Karina Dorin

Ladies and Gentlemen:

On behalf of our client, Aura Minerals Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance and Office of Energy & Transportation of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s draft registration statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated May 12, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and certain additional updates and clarifies certain other information. In addition, Amendment No. 3 includes the Company’s unaudited condensed interim consolidated financial statements as of March 31, 2025 and for the three months ended March 31, 2025 and 2024, and the related notes thereto.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 3.

Draft Registration Statement on Form
F-1 Prospectus Summary

Competitive Strengths

Capital allocation focused on return on capital, page 6

1.	Please revise to more specifically describe how you determined the internal rate of return for the projects identified with high IRRs on page 7.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 of Amendment No. 3 in response.

Ability and commitment to deliver cash generation and high return on capital, page 8

2.	We note the inclusion of information for 5 gold companies identified in note (1). As certain of the amounts appear to include non-IFRS measures, please include the following disclosure:

•	Identify the measures presented are non-IFRS measures.

•	Expand surrounding disclosure to explain why this information is useful and meaningful to an investor.

•	Revise note (2) to clarify whether you were required to calculate any of the measures of the top 5 mining companies based on publicly available information.

•	Explain that the non-IFRS measures of the top 5 mining companies may be calculated differently than your non-IFRS measures presented in this filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of Amendment No. 3 in response.

Our Corporate Structure, page 14

3.	Please revise your corporate structure chart and the charts in your Industry section so that all information is legible.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14, 92, 93, 96, 97 and 98 of Amendment No. 3 in response.

Free Cash Flow and cash conversion, page 28

4.	Given that Free Cash Flow is calculated using the non-IFRS measure of Adjusted Capex, please revise the label to Adjusted Free Cash Flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Questions 100.05 and 102.07 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

May 21, 2025	2

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iv, vii, viii and throughout of Amendment No. 3 in response.

Risk Factors

Our holding company structure makes us dependent on the operations of our subsidiaries, page 45

5.	We note your reference to potential restrictions on the ability of your operating subsidiaries to transfer funds to the Company. Please explain to us your consideration of presenting Parent-only financial statements in accordance with Rules 5-04 and 12- 04 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the applicability of Rules 5-04 and 12-04 of Regulation S-X to the Registration Statement and determined that as of December 31, 2024, less than 25% of the net assets of the Company’s consolidated subsidiaries were restricted net assets under Regulation S-X. The Company respectfully advises the Staff that its situation does not call for the disclosure required by Rule 5-04 and 12-04 of Regulation S-X. The Company has also revised the disclosure on page 49 of Amendment No. 3 in response.

Holders of our common shares may not receive any dividends, page 53

6.	We note you disclose that the declaration of dividends under the Dividend Policy is subject to the discretion of the Board, having regard to the limitations imposed by the solvency tests contained in your memorandum of association and articles of association and other requirements of applicable corporate law. We further note you disclose on page 58 that payment of dividends could be limited by covenants in debt instruments you enter into in the future and by your subsidiaries’ ability to pay dividends. Please expand your disclosure here and elsewhere to describe such limitations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57, 62 and 63 of Amendment No. 3 in response.

Use of Proceeds, page 57

7.	Please revise your disclosure to more specifically identify the principal intended uses of the net proceeds from this offering and provide the estimated amounts you intend to allocate to each identified purpose. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering. Refer to Item 4(a) of Form F-1 and Item 3.C.1 of Form 20-F.

May 21, 2025	3

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 17 and 61 of Amendment No. 3 in response to add that the principal purposes of this offering are to transfer its principal listing venue to a stock exchange in the United States, as well as to additionally specify in greater detail the intended use of proceeds.

Dividend and Dividend Policy, page 58

8.	We note from your dividend policy that you intend to declare and pay dividends on a quarterly basis to be determined based on 20% of your estimated Adjusted EBITDA less sustaining and exploration capital expenditures. Please expand your disclosure here to address the following:

•	Clearly indicate that although you expect to pay quarterly dividends, you are not obligated to do so and stockholders have no contractual or other legal right to dividends.

•	Specify more clearly how you intend to prioritize and balance the payment of regular quarterly dividends versus expenditures on capital.

•	Tell us whether your operating cash flows for 2024 would have supported your capital requirements, capital expenditure plans, and dividend payments if the new policy were applied for that period. If not, expand your disclosure to state this fact and quantify the deficient amount.

In addition, we note you disclose on page F-63 that on November 4, 2024 you approved an amendment to your dividend policy, with the intention of declaring and paying dividends on a quarterly basis. Please state whether your dividend policy is reflected in any written policies of the company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 62 and 63 of Amendment No. 3 in response. The Company advises the Staff that its operating cash flows for 2024 would have supported its capital requirements, capital expenditure plans, and dividend payments if the new policy had been applied for that year.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

9.	We note your disclosure on page 69 in which you have disclosed Copper pounds produced ('000 Lb) for 2024 of 56,053, 2023 of 53,745 and 2022 of 50,768. Please tell us if these numbers are copper equivalent numbers and, if so, please relabel the row accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that Copper pounds produced is correct and has revised the disclosure on page 72 of Amendment No. 3 in response to provide greater detail in the footnote describing this item.

May 21, 2025	4

Liquidity and Capital
Resources Capital
Expenditures, page 82

10.	Please revise to describe your material cash requirements related to commitments for capital expenditures as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 3 in response.

Industry, page 85

11.	Please revise your disclosure to clearly identify the source of each statement, statistic, chart and graph regarding your market and industry by disclosing the author as well as the title and date of the publication.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 91-98 of Amendment No. 3 in response.

Business, page 99

12.	Please expand your material property disclosure to ensure the following is included with each material property, consistent with Item 1304(b) of Regulation S-K:

•	the location, accurate to within one mile, using an easily recognizable coordinate system.

•	the mining method and processing method.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 134, 146, 151, 166, 178, 188, 193, 194 and 199 of Amendment No. 3 in response.

13.	Please expand your summary resource and reserve tables and your individual property resource and reserve tables, to ensure the specific point of reference selected by the qualified person is included in each table, as required by Item 1303(b)(3)(v) and Item 1304(d)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129, 130, 131, 132, 133, 134, 143, 160, 161, 162, 163, 164, 186, 187, 197 and 206 of Amendment No. 3 in response.

14.	The tables listed on page 141 appear to be identical, rather than the ROM

May 21, 2025	5

feed profile for 2024 and the feed profile from 2025 to 2028. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 153 of Amendment No. 3 in response.

15.	Please revise the figures on page 162 to include a key that defines the colors and symbols on the figures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 176 of Amendment No. 3 in response.

16.	It appears the table referenced at the bottom of page 173 has not been included in your filing. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 187 of Amendment No. 3 in response.

Customer Base, page 112

17.	We note your largest clients, Auramet International LLC, Asahi Refining Inc. and Trafigura México, S.A. de C.V. represented 46.8%, 18.9% and 31.1% respectively of revenue (36.2%, 21.4% and 40.7% in 2023 and 36.2% 22.1% and 39.2% in 2022). We further note you disclose on page 43 that if either of these customers delays any payments to you, reduces the volume of business they do with you or gives preference to other competitors, and you are not able to develop commercial relationships with other customers, this may have a material adverse effect on your business, financial condition, operating results and cash flow. Please revise to disclose all material terms of any agreements with these customers and file such agreements as exhibits to the registration statement, or tell us why you believe you are not required to do so. In this regard, we note you disclose you currently have an offtake agreement with Trafigura LLC and that in 2024 94% of the copper concentrate produced in Aranzazu was sold to Trafigura. Refer to Item 601(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the copper concentrate offtake agreement with Trafigura LLC as exhibit 10.2 to Amendment No. 3 and has revised the disclosure on pages 120 and 121 of Amendment No. 3 in response.

The Company respectfully acknowledges the Staff’s comment and respectfully submits to the Staff that the Company does not believe that its agreements with Auramet International LLC and Asahi Refining Inc. referenced in the above-mentioned comment are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K because (i) such agreements are not material to the Company and are made in the ordinary course of business and (ii) the Company’s

May 21, 2025	6

business is not substantially dependent on these agreements. Item 601(b)(10)(i) of Regulation S-K requires disclosure, in relevant part, of each“contract not made in the ordinary course of business which is material to the registrant .... ” Furthermore, item 601(b)(10)(ii) states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made in the ordinary course unless it falls within one of several enumerated categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. The Company does not consider the contracts it has with Auramet International LLC, Asahi Refining Inc. and Trafigura México to be material.

The Company’s ordinary course of business involves the sale of gold ingots produced at its mines. In the ordinary course of business, the gold ingots are sold at prices materially close to spot prices and driven by international market demand. The Company does not have exclusive, long term or fixed price customer agreements with respect to the sale of its gold ingots and has no minimum volumes or ongoing obligations to continue selling to any one customer, nor do any of its customers have a commitment to continue purchasing from the Company or at any specific price, other than short-term and specific contracts which the Company enters into from time to time in the ordinary course (as of today no such contracts are in place). As such, although it has written terms of sale with its regular customers, it has no binding ongoing obligations to supply, and those customers have no binding ongoing obligations to purchase, from the Company. As such, the contracts themselves are not material to the Company’s business.

The sale of gold ingots is traditionally not dependent on offtake or long term customer contracts. If Auramet International LLC, Asahi Refining Inc. and Trafigura México were to cease purchasing its gold ingots, or at the applicable market prices, the Company believes that it could timely transition to one or more alternative purchasers and it would not prevent the Company from operating its business or materially impact its ability to sell its gold ingots. The Company’s pricing and ability to sell gold ingots is primarily driven by market forces as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Financial Condition and Results of Operations—Fluctuations in the Price of Gold, Copper and Silver” on page 79 of Amendment No. 3 and is not dependent on contractual terms. As such, the Company does not consider its contracts with those customers to be material, nor does it consider its business to be substantially dependent on those contracts.

Our Suppliers, page 114

18.	We note you disclose that you rely on third-party suppliers for a number of raw materials, such as water, electrical power, explosives, diesel and chemicals and cement, and for several activities, including executing your mine plan and conducting ore and waste extraction in all your operating business units, and these contracts are usually executed for a period of 3-5 years. We further note you disclose on page 33 that any material increases in the cost of raw materials, or your inability to source viable and economic alternative third party suppliers, could have a materially adverse effect on your results of operations or financial position. Please revise to describe the material terms of all material

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contracts with suppliers, and file such agreements as exhibit(s) to the registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits to the Staff that the Company does not believe that its supply agreements referenced in the above-mentioned comment are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K because (i) such agreements are not material to the Company and are made in the ordinary course of business and (ii) either (A) immaterial in amount and significance, or (B) the Company’s business is not substantially dependent on these agreements. Item 601(b)(10)(i) of Regulation S-K requires disclosure, in relevant part, of each “contract not made in the ordinary course of business which is material to the registrant .... ” Furthermore, item 601(b)(10)(ii) states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made in the ordinary course unless it falls within one of several enumerated categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance.

With respect to inputs and raw materials, such as water, electrical power, explosives, diesel, chemicals and cement, these contracts are entered into in the ordinary course and business and ordinarily accompany the kind of business conducted by the Company, and none of the individual raw material supply contracts is material in amount and significance. Furthermore, these inputs and raw materials are readily available and the Company is not substantially dependent on any particular supplier.

With respect to contractors engaged to execute the mine plan and conduct ore and waste extraction, the Company enters into these agreements in the ordinary course of business, and in any event, does not consider any of the contracts to be material nor does it consider that its business is substantially dependent on any of these contracts. In the ordinary course of its business, the Company regularly audits and assesses the cost and performance of its contractors, and where applicable, replaces the contractors with new providers.

The Company considers that its agreements with mine contractors are readily replaceable and the termination of any individual contract would not prevent the Company from operating its business or materially adversely impact the Company’s business or financial results. As such, the Company does not consider the contracts to be material or in any case its business to be substantially dependent on any of the contracts for execution of the mine plan or extraction of ore and waste.

Management, page 196

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19.	We note you disclose that except for Paulo Carlos de Brito and Paulo Carlos de Brito Filho, none of the members of your board of directors, or of your board of executive officers, have any family relationships with each other, or with any other members of our senior management. Please discuss the nature of the family relationship between Messers. Brito and Filho. Refer to Item 6.A of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 214 of Amendment No. 3 in response noting that Mr. Paulo Carlos de Brito is the father of Mr. Paulo Carlos de Brito Filho.

Related Party Transactions, page 207

20.	We note you disclose that the "agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto." However, we are unable to locate such agreements. Please file the agreements as exhibits to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 223 of Amendment No. 3 in response. For the reasons set forth below, the Company respectfully advises the Staff that the agreements are not material contracts of the Company required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company considers that each of these contracts are immaterial in amount and significance. The agreements do not contain any other material performance obligation on the part of registrant except for the required payment of royalties described in the Amendment No. 3.

Principal and Selling Shareholders, page 208

21.	Please disclose the portion of each class of securities held in the United States, and the number of record holders located in the United States. Refer to Item 7.A.2 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 225 of Amendment No. 3 in response to include the portion of each class of securities held in the United States, and the number of record holders located in the United States.

22.	Please revise your principal and selling shareholders table to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Kapitalo.

Response: The Company respectfully acknowledges the Staff’s comment and has

May 21, 2025	9

revised the disclosure on page 224 and 225 of Amendment No. 3 in response.

Index to Consolidated Financial Statements
Notes to the Consolidated Financial
Statements Note 3 Summary of Material
Accounting Policies (d) Revenue recognition,

23.	Please tell us where you have addressed the following policy disclosure requirements or revise your disclosure as necessary:

•	Significant payment terms associated with your performance obligations (IFRS 15.119(b)).

•	Information necessary to understand your remaining performance obligations (IFRS 15.120-122).

•	How you determine the timing of satisfaction of performance obligations (IFRS 15.124-125).

•	Information about the methods, inputs and assumptions used in determining the transaction price and the amounts allocated to performance obligations (IFRS 15.126).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it reviewed the relevant IFRS 15 - Revenue from Contracts with Customers disclosure requirements - and assessed their applicability based on the nature and materiality of its revenue contracts.

In accordance with IFRS 15.110 under the Disclosure section, the Company confirms that it has included sufficient information to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

While it does disclose the timing of satisfaction of performance obligations (in Note 3(d) of its audited consolidated financial statements – Revenue recognition), it has not included additional details on payment terms, remaining performance obligations, or transaction price allocation, as its contracts are short-term, with over 95% of the Company’s collection usually completed in up to 5 business days, involve simple performance obligations and do not contain significant estimates, financing or unusual components.

Based on this context, the Company concluded that providing these additional disclosures would not provide materially useful information to readers. The Company believes that this judgment is both consistent with the principles of IFRS 15.110 under the Disclosure section and the materiality framework outlined in the IFRS Practice Statement 2.

Detailed in the paragraphs below is the Company’s assessment for each of the 4 topics raised above.

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1. Significant Payment Terms – IFRS 15.119(b)

Aura’s sales contracts generally involve the delivery of gold or copper-gold-silver concentrate to customers with collection typically occurring within a short period (as mentioned above, over 95% of its collection is usually completed in up to 5 business days from the date the revenue is recognized) and most of the revenues usually collected within the a reporting period. There are no extended payment terms (as of December 31, 2024, the Company had only US$2.3 million in trade receivables), material financing components or unusual arrangements that could, in its view, materially impact revenue recognition or cash flows.

Therefore, the Company concluded that detailed disclosure of payment terms would not provide material additional information to users of the financial statements.

2. Remaining Performance Obligations – IFRS 15.120–122

Aura’s contracts with customers are short-term in nature and the outstanding accounts receivables are typically immaterial. Therefore, the Company is exempt from the detailed disclosures under IFRS 15.121, which states that an entity need not disclose information about remaining performance obligations if the performance obligation is part of a contract with an original expected duration of one year or less.

3. Timing of Satisfaction of Performance Obligations – IFRS 15.124–125

The Company confirms that this requirement is addressed within its audited consolidated financial statements, in Note 3(d) – Revenue Recognition, as reproduced in the excerpt below:

Revenue from sales is recognized when control of a good is transferred to the buyer. Given the diverse shipping terms associated with Company´s sales, revenue may be recognized at various stages: (i) when the gold is available at the loading port; (ii) when gold is settled from the refinery; or (iii) when the gold leaves the refinery to the customer´s warehouse.

Therefore, the Company considers that this disclosure is aligned with IFRS 15.124-125 and reflects its point-in-time satisfaction of performance obligations.

4. Methods, Inputs, and Assumptions for Transaction Price Allocation – IFRS 15.126–127

The Company’s revenue contracts typically involve a single performance obligation, the delivery of gold or copper & gold concentrates. For gold sales, the transaction price is based on observable spot prices at or near the invoice date, with only immaterial adjustments based on final assay results. For copper & gold concentrate sales, pricing is formula-based, using agreed terms for metal content,

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market indices, and impurity penalties. As both types of contracts involve straightforward, observable pricing and no allocation across multiple obligations, no significant estimation or judgment is required.

(j) Asset acquisition, page F-18

24.	We note from your accounting policy disclosure that you would recognize a previously held equity interest in an asset acquisition at fair value and record any resulting gain or loss in profit or loss or OCI. We also note from disclosure on page F-37 that you recorded a gain of $5,505 in 2023 related to your acquisition of the 20% interest from Dundee of Borborema Inc. and from disclosure on page F- 71 that you expect to recognize a gain or loss when completing the acquisition of the remaining interest in Bluestone subsequent to December 31, 2024. Given that asset acquisitions do not typically result in a gain or loss, please provide us with the authoritative literature you relied upon to support your accounting policy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that IFRS Accounting Standards do not provide specific guidance on how to account for previously held equity interests in the context of asset acquisitions.  In the absence of specific requirements, and in accordance with IAS 8.10-12 - Selecting Accounting Policies When No Specific Standard Applies, the Company decided to choose an appropriate accounting policy, to be applied consistently, which is reproduced below:

The Company recognizes acquisition of assets by remeasuring the previously held equity interest to fair value at the date on which the Company obtains control and recognizes any resulting gain or loss in profit or loss or OCI as appropriate.

This approach is based on an analogy to IFRS 3, paragraph 42 for a business combination achieved in stages:

...the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss

This treatment aligns with the interpretation provided by KPMG. In KPMG’s publication Insights into IFRS (section 2.6.1180.10) it discusses acceptable approaches when a controlling interest in a legal entity is acquired in an asset acquisition (i.e., not a business):

2.6.1180.10 An entity may acquire assets by obtaining a controlling interest in a legal entity that does not constitute a business as defined in IFRS 3 in successive share purchases - i.e. a 'step acquisition'. The previously held equity interest is included as part of the cost of the acquisition. There is no guidance in IFRS Accounting Standards on how to account for a previously held equity interest in an asset acquisition. In our view, an entity should

May 21, 2025	12

choose an accounting policy, to be applied consistently, based on one of the following approaches.

• Approach 1: An entity remeasures the previously held equity interest to fair value at the date on which it obtains control and recognises any resulting gain or loss in profit or loss or OCI, as appropriate. This approach is based on an analogy to IFRS 3 for a business combination achieved in stages.

• Approach 2: An entity does not remeasure the previously held equity interest. This is because IFRS 3 specifies a cost-based approach for an asset acquisition and under a cost-based approach the existing assets are generally not remeasured.

In summary, the Company considers that its accounting policy for remeasuring previously held equity interests in asset acquisitions is consistent with the judgment framework outlined in IAS 8 and aligns with accepted interpretations considering that IFRS Accounting Standards do not provide specific guidance on how to account for previously held equity interests in the context of asset acquisitions.

Item 8. Exhibits and Financial Statement Schedules. 96.5 & 96.6, page II-2

25.	Please file your technical report summaries for the Matupá Gold Project and the Minosa Mine.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that relevant technical report summaries were confidentially submitted under Amendment No. 2 to the Registration Statement.

96.3, page II-2

26.	We are unable to reconcile the reserve and resource numbers in your October 31, 2023 Apoena Mine technical report summary to the reserve and resource numbers in your Form F-1 filing. Please provide us with a reconciliation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129, 131 and 134 of Amendment No. 3 to clarify the differences in mineral reserves and resources stated in the Apoena Mine technical report summary and disclosed in the Registration Statement. The effective date of mineral resources and mineral reserve in the technical report summary for the Apoena Mine is October 31, 2023 (the “Effective Date”). Since then, in the ordinary course of its business the Company undertook mining activities and additional exploration drilling in the Apoena Mine. The revised numbers as of December 31, 2024 take into account the depletion of the mines

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since the Effective Date as well as the results of continuous exploration drilling. The estimated changes were determined using the same methodology described in the technical report summary. Based on all facts and circumstances, both quantitative and qualitive, the Company does not consider the overall changes in mineral resources and mineral reserve at the Apoena Mine from the Effective Date. In particular, the exploratory drilling was conducted in the ordinary course of mining operations with the goal of replenishing depleted reserves and the total change is not more than approximately 2% of total contained metal in the Company’s portfolio.

Included as Exhibit A to this letter we have set out a reconciliation identifying the changes in mineral resources and reserves between the Effective Date and December 31, 2024.

27.	Additionally we note the disclosure on page 152 of your Form F-1 filing that proven and probable reserve ounces have a net 69,000 addition. Please tell us if this is a material change from your October 31, 2023 Apoena Mine technical report summary and if you will be filing an updated technical report consistent with Item 1304(f) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there has been no material change to the proven and probable reserve in the Apoena Mine, as described in response to the Staff’s comment No. 26 above.

Exhibits

28.	Please file all material agreements as exhibits to your registration statement, including your material financing agreements and Omnibus Incentive Plan. Refer to Item 601(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the omnibus incentive plan, and its material financing agreements as exhibits 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10 to Amendment No. 3 in response. With regard to the remaining financing agreements, the Company does not consider any of these agreements to be material. In particular, each of these financing agreements (i) has been entered into in the ordinary course of the Company’s business, (ii) does not involve related parties, (iii) represents, individually, not more than approximately 10% of the Company’s total indebtedness or 5% of its total assets, and (iv) does not deviate materially from the terms and conditions generally applicable in the Company’s other financing agreements. In addition, the Company’s business is not substantially dependent on any of these agreements individually.

General

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29.	We note you disclose on page 43 that Northwestern, a company controlled by your chairman of the Board, has the power to exercise significant influence over matters requiring shareholder approval. Please tell us whether you will be a "controlled company" within the meaning of the Nasdaq corporate governance rules and, if so, whether you intend to rely on any exemptions as a controlled company. To the extent applicable, disclose on your prospectus cover page and in the prospectus summary that you are a controlled company, identify the person(s) who will control the company and their ownership percentages, and include risk factor disclosure that discusses the effect, risks and uncertainties of being a controlled company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not expected to be a “controlled company” under Nasdaq Listing Rule 5615(c) following the offering, as no individual, “group” (as defined under Nasdaq Listing Rule 5615(c)), or other company is expected to hold more than 50% of the voting power for the election of the Company’s directors following the offering.

30.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to investors in reliance on Section 5(d) of the Securities Act and Rule 163B thereunder.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Barbosa, President and Chief Executive Officer, Aura Minerals Inc.

Joao Kleber Cardoso, Chief Financial Officer, Aura Minerals, Inc.

Thiago Nunes, KPMG Auditores Independentes Ltda.

Eduardo Rocha, Grant Thornton Auditores Independentes Ltda.

May 21, 2025	15

Exhibit A

The following tables set out the reconciliation between the mineral reserves and resources stated in the Apoena Mine technical report summary effective as of October 31, 2023 and disclosed in the Registration Statement as of December 31, 2024. Footnotes have been included to describe the changes in more detail.

Reconciliation
	Deposit	Measured			Indicated			Measured & Indicated
		Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)
As of 10/31/23	Nosde-Lavrinha	501	0.68	10,965	2,121	1.07	73,360	2,622	-	84,325
Change(1)	Nosde-Lavrinha	(376)	(0.06)	(8,465)	(480)	(0.13)	(23,720)	(856)	-	(32,175)
As of 12/31/24	Nosde-Lavrinha	125	0.62	2,500	1,641	0.94	49,640	1,766	0.92	52,150
As of 10/31/23	Ernesto	-	-	-	1,232	1.18	24,720	427	-	24,720
Change(2)	Ernesto	-	-	-	(583)	(0.13)	(23,388)	(376)	-	(23,388)
As of 12/31/24	Ernesto	-	-	-	649	1.05	1,332	51	0.81	1,332
As of 10/31/23	Ernesto-Lavrinha Connection	-	-	-	1,232	1.18	46,840	1,232	-	46,840
Change(3)	Ernesto-Lavrinha Connection	-	-	-	(583)	(0.13)	(24,840)	(583)	-	(24,840)
As of 12/31/24	Ernesto-Lavrinha Connection	-	-	-	649	1.05	22,000	649	1.05	22,000
As of 10/31/23	Pau-A-Pique	242	3.19	24,850	602	2.71	52,450	844	-	77,300
Change(3)	Pau-A-Pique	-	-	-	-	-	-	-	-	-
As of 12/31/24	Pau-A-Pique	242	3.19	24,850	602	2.71	52,450	844	2.95	77,300
As of 10/31/23	Japonês	-	-	-	215	1.40	9,690	215	-	9,690
Change(2)(3)	Japonês	-	-	-	(177)	(0.28)	(8,340)	(177)	-	(8,340)
As of 12/31/24	Japonês	-	-	-	38	1.12	1,350	38	1.12	1,350

(1)	The changes reflected in the Nosde-Lavrinha mine were the result of continuous exploration drilling and mining activities. The mineral resources as of December 31, 2024 were estimated with the same methodology as described in the technical report summary and results were reported minus depletion within a larger pit shell with adjusted long-term gold price.

(2)	Ernesto and Japonês are depleted mines. The remaining mineral resources are reported herein after depletion and years of production.

(3)	No additional mineral resources were reported for the Ernesto-Lavrinha connection, Japonês and Pau-a-Pique compared to the technical report summary.

Reconciliation
	Deposit	Proven			Probable			Proven & Probable
		Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)
As of 10/31/23	Nosde-Lavrinha	2,009	0.74	48,185	5,579	1.06	173,501	7,560	0.91	221,687
Change(1)	Nosde-Lavrinha	236	-	5,318	1,810	-	77,254	2,074	0.07	82,571
As of 12/31/24	Nosde-Lavrinha	2,245	0.74	53,508	7,389	1.06	250,755	9,634	-	304,258
As of 10/31/23	Ernesto	-	-	-	-	-	-	-	-	-
Change(2)(3)	Ernesto	-	-	-	243	1.11	8,656	243	1.11	-
As of 12/31/24	Ernesto	-	-	-	243	1.11	8,656	243	1.11	-
As of 10/31/23	Ernesto-Lavrinha Connection	-	-	-	-	-	-	-	-	-
Change(3)	Ernesto-Lavrinha Connection	-	-	-	801	0.95	24,500	801	0.95	24,500
As of 12/31/24	Ernesto-Lavrinha Connection	-	-	-	801	0.95	24,500	801	0.95	24,500
As of 10/31/23	Pau-A-Pique	-	-	-	-	-	-	-	-	-
Change(3)	Pau-A-Pique	-	-	-	-	-	-	-	-	-
As of 12/31/24	Pau-A-Pique	-	-	-	-	-	-	-	-	-
As of 10/31/23	Japonês	-	-	-	-	-	-	-	-	-
Change(2)(3)	Japonês	-	-	-	245	1.04	8,200	245	1.04	8,200
As of 12/31/24	Japonês	-	-	-	245	1.04	8,200	245	1.04	8,200

May 21, 2025	16

(1)	The changes reflected in the Nosde-Lavrinha mine were the result of continuous exploration drilling and mining activities. The mineral reserves as of December 31, 2024 were estimated with the same methodology as described in the technical report summary and results were reported minus depletion within a larger pit shell with adjusted long-term gold price.

(2)	Ernesto and Japonês are depleted mines. The remaining mineral reserves are reported herein after depletion and years of production. The total amount of metal contained is not material to the Company.

(3)	Probable mineral reserves were reported by the Company in its home country pursuant to home country requirements after the effective date of the technical summary report and are included in the F-1 for consistency and to avoid confusion. As the Company does not consider the changes to be material (for the reasons described above), it has not commissioned an updated technical report summary.

Reconciliation
	Deposit	Inferred
		Tones (Kt)	Au (g/t)	Au (oz)
As of 10/31/23	Nosde-Lavrinha	408	1.35	17,700
Change(1)	Nosde-Lavrinha	1,241	0.34	72,109
As of 12/31/24	Nosde-Lavrinha	1,649	1.69	89,809
As of 10/31/23	Ernesto	542	1.94	33,760
Change(2)	Ernesto	(70)	0.38	1,470
As of 12/31/24	Ernesto	472	2.32	35,230
As of 10/31/23	Ernesto-Lavrinha Connection	99	0.87	2,770
Change(3)	Ernesto-Lavrinha Connection	-	-	-
As of 12/31/24	Ernesto-Lavrinha Connection	99	0.87	2,770
As of 10/31/23	Pau-A-Pique	71	2.47	5,660
Change(4)	Pau-A-Pique	-	-	-
As of 12/31/24	Pau-A-Pique	71	2.47	5,660
As of 10/31/23	Japonês	4	1.37	190
Change(2)(4)	Japonês	-	-	-
As of 12/31/24	Japonês	4	1.37	190

(1)	The changes reflected in the Nosde-Lavrinha mine were the result of continuous exploration drilling and mining activities. The mineral resources as of December 31, 2024 were estimated with the same methodology as described in the technical report summary and results were reported minus depletion within a larger pit shell with adjusted long-term gold price.

(2)	Ernesto and Japonês are depleted mines. The remaining mineral resources are reported herein after depletion and years of production. The total amount of metal contained is not material to the Company.

(3)	No additional mineral resources were reported for the Ernesto-Lavrinha connection compared to the technical report summary.

(4)	For Japonês and Pau-a-Pique, mineral resources are the same as the reference date of the technical report summary given the mines are in care and maintenance stage.

May 21, 2025	17